

September 19, 2012

Via E-mail
Arkady Volozh
Chief Executive Officer
Yandex N.V.
Laan Copes van Cattenburch 52
The Hague, the Netherlands, 2585

> **Re:** **Yandex N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed March 2, 2012**
> **File No. 001-35173**

Dear Mr. Volozh:

We have reviewed your filing and have the following comment. Please note that we have limited our review to only your financial statements and related disclosures. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 8. Financial Information

Note 2 – Summary of Significant Accounting Policies

Investments in Debt Securities, page F-15

1. We note that your investment in credit-linked notes is classified as held to maturity and measured and reported at amortized cost. Please provide the terms of the credit-linked notes and the basis for your accounting treatment, including your consideration of ASU 2010-11 and ASC 815-15-55-101 through 106.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Jaime John, Staff Accountant, at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief